CONTACT:         Michael S. Feldberg, Esq.               Michael L. Tumolo
                 Schulte Roth & Zabel                    Vice President-Counsel
                 900 Third Avenue                        Toys "R" Us, Inc.
                 New York, NY  10022                     461 From Road
                 (212) 756-2250                          Paramus, NJ  07652
                                                         (201) 986-8555

FOR:             Toys "R" Us, Inc.                       FOR IMMEDIATE RELEASE
                 (NYSE:  TOY)


PARAMUS, NEW JERSEY, JULY 15, 1996 -- Toys "R" Us, Inc. announced today that an award in the amount of $46 million, plus interest from December 31, 1994, was issued against it and in favor of Yusuf Ahmed Alghanim & Sons, W.L.L. in a matter pending before the American Arbitration Association. The award, which was issued at 4:30 P.M. on Friday, July 12, 1996, was rendered by a single arbitrator in connection with a dispute between Toys "R" Us and Alghanim involving rights under a 1982 license agreement for toy store operations in the Middle East.

           "We are shocked and disappointed by the decision in this matter," said Michael L. Tumolo, Vice President-Counsel of the Company. "The findings of the arbitrator are not supported by the evidence presented in the case and governing principles of law. Although this is a one time unusual incident that will not impact the operations of the Company we plan to vigorously challenge the award in the courts."


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